invensys®

Invensys plc
Portland House
Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

16 October 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

10/31

Registered Office: Portland House
Bressenden Place, London, SW1E 5BF
Registered in England No. 166023

RNS Number:4727K
Invensys PLC
13 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by Barclays PLC through the legal entities listed in 4 below together with a breakdown between registered holders.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal Entity	Holding	Percentage Held
Barclays Capital Inc	1,730,528	0.2173
Barclays Global Investors Ltd	8,151,763	1.0238
Barclays Global Investors Australia Ltd	69,122	0.0087
Barclays Private Bank and Trust Ltd	260	0.0000
Barclays Private Bank and Trust Ltd	1,634	0.0002
Barclays Life Assurance Co Ltd	903,632	0.1135
Barclays Bank Trust Company Ltd	6,356	0.0008
Barclays Global Investors Canada Ltd	60,647	0.0076
Barclays Capital Securities Ltd	3,406,481	0.4278
Barclays Global Fund Advisors	2,801,826	0.3519
Barclays Global Investors Japan Trust & Banking	903,111	0.1134
Barclays Global Investors, N.A.	5,589,842	0.7020
Gerrard Ltd	205,136	0.0258
Barclays Global Investors Japan Ltd	79,055	0.0099
Group Holding	23,909,393	3.00

Registered Holder	Account Designation	Holding
Bank of New York		56,754
Barclays Capital Nominees Limited		1,730,528
Barclays Capital Nominees Limited		3,406,481
Boiss Nominees Limited	4224361	750,303
Barclays Global Investors Canada		60,647
Barclays Trust Co & Others		149
Barclays Trust Co DMC69		5,631
Barclays Trust R69		576
Chase Nominees Ltd	16376	406,385
Chase Nominees Ltd	28270	274,428
Clydesdale Nominees HGB0125	00069358701	376
Clydesdale Nominees HGB0125	00100227401	1,258
Greig Middleton Nominees Limited (GM1)		19,701
Investors Bank and Trust Co.		2,801,826
Investors Bank and Trust Co.		5,032,111
JP Morgan (BGI custody)	16331	193,500
JP Morgan (BGI custody)	16341	435,704
JP Morgan (BGI custody)	16400	6,257,915
JP Morgan (BGI custody)	18409	737,160
JP Morgan Chase Bank		26,788
JP Morgan Chase Bank		69,122
JP Morgan Chase Bank		903,111
JP Morgan Chase Bank		57,931
Mellon Trust - US custodian		32,033
Mitsui Asset		13,139
R C Greig Nominees Limited		147,281
R C Greig Nominees Limited GP1		15,803
R C Greig Nominees Limited SA1		2,423
R C Greig Nominees Limited a/c AK1		17,058
R C Greig Nominees Limited a/c BL1		2,870
Reflex Nominees Limited		260
State Street Bank and Trust Co		57,840
State Street Boston		384,346
Trust & Custody Services Bank		7,985

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

9 October 2006

11) Date company informed

13 October 2006

12) Total holding following this notification

13) Total percentage holding of issued class following this notification

3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications
020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 13 October 2006